UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Registrant’s name)

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

The Registrant is furnishing this Report on Form 6-K to provide its unaudited interim financial statements for the six months ended June 30, 2024 and incorporate such financial statements into the Registrant’s registration statements referenced below.

This Form 6-K is hereby incorporated by reference into the registration statements of the Registrant on Form S-8 (File Number 333-203387), Form S-8 (File Number 333-205821), Form F-3 (File Number 333-251509) and Form F-3 (File Number 333-274274) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Financial Statements and Exhibits.

The following exhibit is attached.

Exhibit	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2024 and 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANTECH HOLDINGS LTD

Date: December 31, 2024	By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer

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